Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

January 27, 2020

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

Dear Sir/Madam,

Sub: Grant of Stock Options

This is to inform you that the Nomination, Governance & Compensation Committee of the Board of Directors of the Company has granted 2,400 Indian stock options, exercisable at fair market value under "Dr. Reddy's Employees Stock Option Scheme, 2018” to an employee of the Company.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary